Exhibit 99.1

Quhuo Announces Third Quarter 2021 Unaudited Financial Results

BEIJING, China, November 29, 2021 — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Financial and Operational Highlights for the Third Quarter of 2021

•	Total revenues were RMB1,105.5 million (US$171.6 million), representing a 43.7% year-over-year increase.

•	Revenues from on-demand delivery solutions increased 38.0% year-over-year.

•	Revenues from mobility service solutions, consisting of shared-bike maintenance, ride hailing and freight service solutions, increased 364.5% year-over-year.(1)

•	Revenues from housekeeping and accommodation solutions increased 538.0% year-over-year.

•	Adjusted EBITDA was RMB35.1 million (US$5.4 million), representing a 20.5% quarter-over-quarter increase.

•	Adjusted net income was RMB28.2 million (US$4.4 million), representing a 183.5% quarter-over-quarter increase.

•	The number of average monthly delivery orders was 53.1 million, representing a 59.1% year-over-year increase.

•	We provided services in 1,231 business circles across 131 cities nationwide in the third quarter of 2021, compared with 1,067 business circles across 81 cities in the same period in 2020.

Mr. Leslie Yu, Chairman and Chief Executive Officer of Quhuo, commented, “We are very pleased to report another solid quarter that generated total revenues of RMB1.1 billion, representing an increase of 43.7% year-over-year, which was in-line with our prior guidance. All of our three main business lines—on-demand food deliveries, mobility service solutions and housekeeping solutions—have continuously manifested solid performance, which was primarily driven by strong market demand and our geographical expansion. Benefiting from our improved operations, we recorded market-leading top-line growth rate. Meanwhile, we made great effort to enhance our technology capability, as evidenced by our R&D expenses that doubled year-over-year. We believe such investment will enable us to expand our services into additional sectors over time, improve our operational efficiency and service quality, and enhance our competitive advantages.”

(1)	We commenced our freight service solutions for industry customers in July 2021 by fulfilling end-to-end intra-city and long-distance transportation orders.

Unaudited Third Quarter 2021 Financial Results

Total revenues were RMB1,105.5 million (US$171.6 million), representing an increase of 43.7% year-over-year, primarily due to the rapid growth of our major business lines.

•

Revenues from on-demand delivery solutions were RMB1,047.0million (US$162.5 million), representing an increase of 38.0% from RMB758.8 million in the third quarter of 2020, primarily due to the increase in the number of delivery orders we fulfilled as a result of the industry growth and our continued penetration and expansion into new geographical markets.

•

Revenues from mobility service solutions, consisting of shared-bike maintenance, ride hailing and freight service solutions, were RMB34.6 million (US$5.4 million), representing an increase of 364.5% from RMB7.4 million in the third quarter of 2020, primarily due to (1) our enlarged customer base and service scope for shared-bike maintenance solutions, and (2) the commencement of freight service solutions in July 2021.

•

Revenues from housekeeping and accommodation solutions were RMB21.9 million (US$3.4 million), representing a significant increase of 538.0% from RMB3.4 million in the third quarter of 2020, primarily because we enlarged our customer base for housekeeping and accommodation solutions to include hotels and B&Bs following our acquisition of Lailai and Chengtu Home.

Cost of revenues was RMB1,055.1 million (US$163.8 million), representing an increase of 53.2% year-over-year, primarily due to (1) our business expansion, which resulted in increased costs proportionate to our revenue growth, and (2) the incremental hiring expenses and equipment costs to expand workforce on our platform and secure additional resources in preparation for the anticipated increased demand of our solutions and our continuous business expansion plan in the fourth quarter.

General and administrative expenses were RMB56.2 million (US$8.7 million), representing a decrease of 45.6% from RMB103.2 million in the third quarter of 2020. The decrease was primarily due to the decrease in share-based compensation expenses from RMB 72.0 million in the third quarter of 2020 to RMB 9.1 million (US$1.4 million) in the third quarter of 2021, primarily because we incurred substantial share-based compensation expenses in the third quarter of 2020 as we satisfied the performance conditions of our share incentive awards upon completion of our initial public offering then. Excluding share-based compensation expenses, general and administrative expenses increased by 51.0% year-over-year, primarily due to the increases in (1) staff cost in line with the rapid development of our housekeeping solutions, and (2) professional services fees and expenditures in connection with our business expansion plan.

Research and development expenses were RMB6.3 million (US$1.0 million), representing an increase of 108.9% from RMB3.0 million in the third quarter of 2020, primarily due to (1) the incurrence of outsourcing expenses to develop a new SaaS system for our housekeeping solutions, and (2) the increase in staff cost as we enlarged our research and development team.

Operating loss was RMB19.3 million (US$3.0 million), compared to operating loss of RMB24.0 million in the third quarter of 2020. Excluding share-based compensation expenses, the adjusted operating loss was RMB10.2 million, compared to adjusted operating profit of RMB48.0 million in the third quarter of 2020.

We recorded other income, net, of RMB39.2 million (US$6.1 million), compared to other income, net, of RMB32.1 million in the third quarter of 2020, primarily due to the increase in fair value change of investment in a mutual fund.

We recorded income tax benefit of RMB0.8 million (US$0.1 million), compared to income tax expense of RMB15.8 million in the third quarter of 2020, primarily due to the lower estimated annual effective tax rate for the third quarter of 2021.

Net income attributable to Quhuo Limited was RMB24.9 million (US$3.9 million), compared to net loss of RMB9.6 million in the third quarter of 2020.

Adjusted EBITDA was RMB35.1 million (US$5.4 million), compared to adjusted EBITDA of RMB85.1 million in the third quarter of 2020.(2)

Adjusted net income was RMB28.2 million (US$4.4 million), compared to adjusted net income of RMB61.3 million in the third quarter of 2020.(2)

(2)	See “Use of Non-GAAP Financial Measures.”

Balance Sheet

As of September 30, 2021, the Company had cash, short-term investments and restricted cash of RMB257.1 million (US$39.9 million) and short-term debt of RMB140.6 million (US$21.8 million).

Financial outlook

For the fourth quarter of 2021, the Company expects total revenues to be in the range of RMB1,050 million to RMB1,150 million, representing an increase of 20.6% to 32.0% year-over-year.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which is subject to change.

CONFERENCE CALL

Quhuo will hold a conference call on Monday, November 29, 2021 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong time on the same day) to discuss the financial results.

Participant can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3263767. Once preregistration has been completed, participants will receive dial-in numbers, a direct event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the direct event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.quhuo.cn/.

A replay will be accessible through 7:59 a.m. U.S. Eastern Time on December 6, 2021 (8:59 p.m. Beijing/Hong Kong time on the same day):

United States:	+1-646-254-3697
International:	+61-2-8199-0299
China Domestic:	400-6322-162
Hong Kong:	+852-3051-2780
Conference ID:	3263767#

USE OF NON-GAAP FINANCIAL MEASURES

Quhuo has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Quhuo uses adjusted net income (loss) and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income (loss) represents net income (loss) before share-based compensation expenses. Adjusted EBITDA represents adjusted net income (loss) before income tax benefit (expense), amortization, depreciation and interest. Quhuo believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of share-based compensation expenses, income tax benefits or expenses, amortization, depreciation and interest. Quhuo believes that such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of Quhuo’s operating performance. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. Quhuo encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Quhuo mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating its performance. The following table sets forth a reconciliation of our net income (loss) to adjusted net income and adjusted EBITDA, respectively.

QUHUO LIMITED

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Net (loss)/income	(10,701)	19,066	2,960	(12,600)	(100,491)	(15,595)
Less: Share-based Compensation	(72,047)	(9,136)	(1,418)	(74,627)	(59,388)	(9,217)
Adjusted net income/(loss)	61,346	28,202	4,378	62,027	(41,103)	(6,378)

Less: Income tax (expense)/benefit	(15,822)	805	125	(30,258)	(3,049)	(473)
Depreciation	(1,809)	(138)	(21)	(5,921)	(3,956)	(614)
Amortization	(3,856)	(5,745)	(892)	(9,889)	(14,872)	(2,308)
Interest expense	(2,300)	(1,803)	(280)	(6,963)	(4,900)	(760)
Adjusted EBITDA	85,133	35,083	5,446	115,058	(14,326)	(2,223)

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.4434 to US$1.00, the rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) is a leading workforce operational solution platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, primarily including on-demand delivery, mobility services, housekeeping and accommodation. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of September 30, 2021	As of September 30, 2021
	(RMB)	(RMB)	(US$)
Assets
Current assets
Cash	97,807	57,187	8,875
Restricted cash	5,948	2,314	359
Short-term investments	201,578	197,594	30,666
Accounts receivable, net	381,248	468,159	72,657
Prepayments and other current assets	45,462	70,549	10,949
Amounts due from related parties	2,940	—	—

Total current assets	734,983	795,803	123,506

Property and equipment, net	23,390	16,144	2,506
Intangible assets, net	111,990	129,382	20,080
Long-term investments	1,065	6,105	947
Right-of-use assets, net	32,534	8,302	1,288
Goodwill	118,724	118,724	18,426
Deferred tax assets	2,370	14,548	2,258
Other non-current assets	105,501	142,168	22,064

Total non-current assets	395,574	435,373	67,569

Total assets	1,130,557	1,231,176	191,075

Liabilities, non-controlling interests and shareholders’ equity
Current liabilities
Accounts payables	268,939	303,965	47,175
Short-term lease liabilities	17,707	5,339	829
Accrued expenses and other current liabilities	105,744	149,176	23,150
Short-term debt	73,837	140,574	21,817
Amounts due to related parties	—	18,887	2,931

Total current liabilities	466,227	617,941	95,902

Deferred tax liabilities	727	—	—
Long-term debt	5,135	420	65
Long-term lease liabilities	14,623	1,695	263
Other non-current liabilities	41,014	48,996	7,604

Total non-current liabilities	61,499	51,111	7,932

Total liabilities	527,726	669,052	103,834

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020	As of September 30, 2021	As of September 30, 2021
	(RMB)	(RMB)	(US$)
Shareholders’ equity
Ordinary shares	36	36	6
Additional paid-in capital	1,779,923	1,842,521	285,955
Accumulated deficit	(1,208,827)	(1,295,382)	(201,040)
Accumulated other comprehensive income	(14,843)	(16,931)	(2,628)

Total Quhuo Limited shareholders’ equity	556,289	530,244	82,293

Non-controlling interests	46,542	31,880	4,948

Total shareholders’ equity	602,831	562,124	87,241

Total liabilities and shareholders’ equity	1,130,557	1,231,176	191,075

QUHUO LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues	769,544	1,105,485	171,569	1,709,739	2,943,811	456,872
Cost of revenues	(688,638)	(1,055,133)	(163,754)	(1,557,338)	(2,843,907)	(441,367)
General and administrative	(103,201)	(56,182)	(8,719)	(160,215)	(185,085)	(28,725)
Research and development	(3,029)	(6,328)	(982)	(8,346)	(15,509)	(2,407)
Gain/(loss) on disposal of assets, net	1,308	(7,134)	(1,107)	2,600	(4,162)	(646)

Operating loss	(24,016)	(19,292)	(2,993)	(13,560)	(104,852)	(16,273)
Interest income	110	152	24	625	529	82
Interest expense	(2,300)	(1,803)	(280)	(6,963)	(4,900)	(760)
Other income, net	32,128	39,204	6,084	39,058	11,829	1,836
Foreign exchange loss	(801)	—	—	(1,502)	(48)	(7)

Income/(Loss) before income tax	5,121	18,261	2,835	17,658	(97,442)	(15,122)
Income tax (expense)/benefit	(15,822)	805	125	(30,258)	(3,049)	(473)

Net (loss)/income	(10,701)	19,066	2,960	(12,600)	(100,491)	(15,595)
Net loss attributable to non-controlling interests	1,096	5,856	909	4,052	13,936	2,163

Net (loss)/income attributable to ordinary shareholders of the Quhuo limited	(9,605)	24,922	3,869	(8,548)	(86,555)	(13,432)

Non-GAAP Financial Data
Adjusted net income/(loss)	61,346	28,202	4,378	62,027	(41,103)	(6,378)

Adjusted EBITDA	85,133	35,083	5,446	115,058	(14,326)	(2,223)

(Loss)/earnings per share
Basic	(0.24)	0.56	0.09	(0.37)	(1.98)	(0.31)
Diluted	(0.24)	0.50	0.08	(0.37)	(1.98)	(0.31)
Net(Loss)/income used in basic and diluted (loss)/earning per share calculation	(9,605)	24,922	3,869	(8,548)	(86,555)	(13,432)
Weighted average number of ordinary shares used in (loss)/earning per share computation:
Basic	40,130,720	44,184,514	44,184,514	23,358,747	43,709,910	43,709,910
Diluted	40,130,720	49,591,928	49,591,928	23,358,747	43,709,910	43,709,910